[redacted]

S )MMISSION
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10027649

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response ... 12.00

SEC FILE NUMBER
**8-67715**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Powder Point Financial, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Bay Pond Road
(No. and Street)

| Duxbury | MA | 02332 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Kelly — (781) 934-4614
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — if individual, state last, first, middle name)

| 10 Tower Lane | Avon | CT | 06001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

Mail Processing Section
FEB 26 2010
Washington, DC
121

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Affirmation

I, Marjorie Kelly, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Powder Point Financial, LLC (the Company) for the years ended December 31, 2009 and 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/22/10

Signature Date

Marjorie Kelly
President

Notary Public

**Powder Point Financial, LLC**
**Independent Auditors' Report, Financial Statements and Supplemental Information**
**As of and for the Years Ended December 31, 2009 and 2008**

Table of Contents

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

# Independent Auditors' Report

To the Member of
Powder Point Financial, LLC:

We have audited the accompanying statements of financial condition of Powder Point Financial, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Powder Point Financial, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2010

**Powder Point Financial, LLC**
**Statements of Financial Condition**
**December 31, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 45,039 | $ 37,809 |
| Total assets | $ 45,039 | $ 37,809 |
| **Member's Equity** | | |
| Member's equity | $ 45,039 | $ 37,809 |
| Total member's equity | $ 45,039 | $ 37,809 |

The accompanying notes are an integral part of these financial statements.

**Powder Point Financial, LLC**
**Statements of Operations and Changes in Member's Equity**
**For the Years Ended December 31, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 230,144 | $ 155,000 |
| General and administrative expenses: | | |
| Office expenses | 6,883 | 290 |
| Professional fees | 4,500 | - |
| State fees | 2,605 | 2,429 |
| Bond insurance | 545 | 364 |
| Assessments | 150 | 150 |
| Registration fees | 141 | 822 |
| Regulatory fees | 90 | 305 |
| Total general and administrative expenses | 14,914 | 4,360 |
| Net income | 215,230 | $ 150,640 |
| Member's equity, beginning of year | 37,809 | 11,169 |
| Capital contributions | - | 1,000 |
| Capital withdrawals | (208,000) | (125,000) |
| Member's equity, end of year | $ 45,039 | $ 37,809 |

The accompanying notes are an integral part of these financial statements.

**Powder Point Financial, LLC**
**Statements of Cash Flows**
**For the Years Ended December 31, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 215,230 | $ 150,640 |
| Net cash provided by operating activities | 215,230 | 150,640 |
| Cash flows from financing activities: | | |
| Capital contributions | - | 1,000 |
| Capital withdrawals | (208,000) | (125,000) |
| Net cash used in financing activities | (208,000) | (124,000) |
| Net increase in cash and cash equivalents | 7,230 | 26,640 |
| Cash and cash equivalents at beginning of year | 37,809 | 11,169 |
| Cash and cash equivalents at end of year | $ 45,039 | $ 37,809 |

The accompanying notes are an integral part of these financial statements.

**Powder Point Financial, LLC**
**Notes to the Financial Statements**
**For the Years Ended December 31, 2009 and 2008**

## Note 1 - General

***Organization*** - Powder Point Financial, LLC (the Company) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. The Company is a registered broker-dealer located in Duxbury, Massachusetts.

***Description of Business*** - As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

## Note 2 - Summary of Significant Accounting Policies

***Basis of Presentation*** - The financial statements have been prepared on the accrual basis of accounting under generally accepted accounting principles (GAAP).

***Accounting Standards Codification*** - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 168, "*FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - A Replacement of FASB Statement No. 162*". This guidance establishes the FASB Accounting Standards Codification (ASC or the Codification) as the source of authoritative GAAP. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws will remain authoritative GAAP for SEC registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification will not change existing GAAP, the adoption of this guidance did not have an impact on the financial condition or results of operations of the Company.

***Cash and Cash Equivalents*** - For financial statement purposes, the Company considers all short-term investments with an original maturity of three months or less from the date of purchase to be cash equivalents. For these short-term investments, the carrying value is an estimate of market value. The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per customer, per bank. In addition, FDIC coverage for balances in non-interest bearing transaction deposit accounts is unlimited if the bank elects to participate. Amounts in excess of the FDIC limits are uninsured.

***Income Taxes*** - FASB ASC 740, *"Income Taxes"* was adopted by the Company for fiscal year 2009 and establishes a threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The adoption of FASB ASC 740 did not have a material impact on the financial statements.

## Note 2 - Summary of Significant Accounting Policies (continued)

The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a proprietorship. The Company's net income is reportable on the Member's individual tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

***Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

## Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2009 and 2008, the Company had net capital of $45,039 and $37,809, respectively with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was 0 to 1 for both years.

During 2009, the Member made seven capital withdrawals from the equity of the Company, totaling $208,000. During 2008, the Member made two capital withdrawals from the equity of the Company, totaling $125,000. On all dates of withdrawal, the Company had adequately satisfied the minimum net capital requirement of $5,000 and a ratio of aggregate indebtedness to net capital of 0 to 1.

## Note 4 - Concentrations

The Company's sales are derived from finder's fees for commitments by introduced investors to various limited partnerships.

## Note 5 - Subsequent Events

Subsequent events have been evaluated through February 25, 2010, the date through which procedures were performed to prepare the financial statements for issuance.

**Powder Point Financial, LLC**
**Computation of Net Capital and Aggregate Indebtedness Pursuant**
**To Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| **Net Capital:** | | |
| Member's equity | $ 45,039 | $ 37,809 |
| Total net capital | 45,039 | 37,809 |
| Less net capital requirement [greater of $0 in 2009 and 2008 (6.67% of aggregate indebtedness) or $5,000] | 5,000 | 5,000 |
| Net capital in excess of requirements | $ 40,039 | $ 32,809 |
| **Aggregate Indebtedness:** | | |
| Total liabilities | $ - | $ - |
| Aggregate indebtedness | $ - | $ - |
| Ratio of aggregate indebtedness to net capital | 0 to 1 | 0 to 1 |

**Note:** There were no material differences between net capital and aggregate indebtedness as reported above and what was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2009 and 2008.

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Control Required by SEC Rule 17(a)-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member of
Powder Point Financial, LLC:

In planning and performing our audit of the financial statements of Powder Point Financial, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expression an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the previous paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, as of December 31, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 25, 2010

Saslow Lufkin & Buggy, LLP

*Certified Public Accountants and Consultants*

# Powder Point Financial, LLC
(SEC File No. 8-67715)

Independent Auditors' Report, Financial Statements and Supplemental Information

As of and for the Years Ended December 31, 2009 and 2008

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Powder Point Financial, LLC
(SEC File No. 8-67715)

This report contains: (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
- ☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 3 - Net Capital).
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not applicable).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
- ☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).
- ☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).